UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-40007

Atotech Limited

(Exact name of Registrant as specified in its charter)

Bailiwick of Jersey

(Jurisdiction of incorporation)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

(address of principal executive offices)

Indicate by check mark whether the registrant files, or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PART I — FINANCIAL INFORMATION

Item 1. Unaudited Interim Condensed Consolidated Financial Statements

1.	Unaudited Interim Condensed Consolidated Financial Statements

1.1	Unaudited Interim Consolidated Statements of Comprehensive Income[1]

($ in millions), except earnings per share	Note	Six months ended Jun. 30, 2021	Three months ended Jun. 30, 2021	Six months ended Jun. 30, 2020	Three months ended Jun. 30, 2020
Revenue	(1)	729.7	376.6	543.6	260.9
Cost of sales, excluding depreciation and amortization		(352.9)	(185.9)	(241.4)	(121.7)
Depreciation and amortization	(2)	(88.4)	(43.8)	(360.6)	(319.2)
Selling, general and administrative expenses		(129.6)	(61.3)	(126.9)	(59.4)
Research and development expenses		(25.5)	(13.2)	(23.6)	(11.2)
Restructuring benefit (expenses)		0.5	0.6	(1.7)	(1.7)

Operating profit (loss)		133.9	72.9	(210.6)	(252.3)

Interest expense		(100.4)	(14.5)	(71.9)	(36.3)
Other income (expense), net		(40.9)	(4.1)	(13.6)	18.6

Income (loss) before income taxes		(7.4)	54.3	(296.1)	(269.9)

Income tax expense	(3)	(34.5)	(24.6)	(26.7)	(13.0)

Consolidated net income (loss)		(41.9)	29.7	(322.8)	(282.9)

Earnings per share
Basic earnings (loss) per share	(4)	(0.32)	0.15	(4.27)	(3.47)
Diluted earnings (loss) per share	(4)	(0.32)	0.15	(4.27)	(3.47)

($ in millions)	Note	Six months ended Jun. 30, 2021	Three months ended Jun. 30, 2021	Six months ended Jun. 30, 2020	Three months ended Jun. 30, 2020
Consolidated net income (loss)		(41.9)	29.7	(322.8)	(282.9)

Other comprehensive income (loss)
Actuarial gains and losses		10.5	(0.9)	(9.2)	(7.2)
Tax effect		(3.1)	0.3	2.7	2.1

Items not potentially reclassifiable to statement of income		7.4	(0.7)	(6.5)	(5.1)

Currency translation adjustment		(35.8)	27.2	(42.8)	36.4
Hedge reserve		(0.3)	(0.4)	0.7	(4.0)
Thereof: Income (cost) of Hedging (OCI II)		2.0	0.7	(2.2)	(1.8)

Items potentially reclassifiable to statement of income (loss), net of tax		(36.1)	26.8	(42.1)	32.4

Total other comprehensive income (loss), net amount		(28.8)	26.2	(48.6)	27.3

Comprehensive income (loss)		(70.7)	55.8	(371.4)	(255.6)

[1]	The notes are an integral part of these consolidated financial statements.

1.2	Unaudited Interim Consolidated Statements of Financial Position[2]

($ in millions)	Note	As of Jun. 30, 2021	As of Dec. 31, 2020
Assets
Non-current assets
Property, plant and equipment		341.2	359.4
Intangible assets		1,410.8	1,471.0
Goodwill		796.9	804.1
Right-of-use assets		95.5	104.1
Other financial assets	(5)	5.8	70.3
Other non-financial assets	(5)	3.6	2.7

Total non-current assets		2,653.9	2,811.6

Current assets
Inventories		172.9	145.4
Trade receivables		258.5	262.0
Other financial assets	(5)	18.4	24.9
Other non-financial assets	(5)	34.2	24.1
Tax assets		50.5	46.4
Cash and cash equivalents		249.4	320.1

Total current assets		783.9	822.9

Total assets		3,437.8	3,634.5

Liabilities & shareholders’ equity
Shareholders’ equity	(6)
Common shares and preferred shares		19.5	102.1
Paid-in surplus and retained earnings		772.0	261.6
Currency translation adjustment and other reserves		91.2	120.0

Total shareholders’ equity		882.7	483.7

Non-current liabilities
Borrowings	(8)	1,560.7	2,065.7
Deferred tax liabilities		324.6	340.8
Employee benefits		161.2	176.2
Provisions		13.4	13.2
Lease liabilities		61.1	67.7
Other financial liabilities		0.0	1.5

Total non-current liabilities		2,120.9	2,665.1

Current liabilities
Borrowings	(8)	7.3	0.5
Trade payables		216.3	221.0
Tax liabilities		87.3	99.2
Lease liabilities		13.7	13.8
Other financial liabilities	(9)	18.5	38.5
Other non-financial liabilities	(9)	74.5	89.7
Provisions		16.5	23.0

Total current liabilities		434.1	485.8

Total liabilities & shareholders’ equity		3,437.8	3,634.5

[2]	The notes are an integral part of these consolidated financial statements.

1.3	Unaudited Interim Consolidated Statements of Cash Flows[3]

($ in millions)	Six months ended Jun. 30, 2021	Six months ended Jun. 30, 2020
Operating activities
Consolidated net loss	(41.9)	(322.8)
Adjustments to reconcile net loss to cash provided by operating activities:
Depreciation and amortization	88.4	360.3
Income taxes and changes in non-current provisions	31.0	20.4
(Gains)/losses on disposals of assets	0.5	0.2
Net (gain)/loss on financial instruments at fair value	40.8	10.1
Accrued financial interest costs	44.9	64.4
Amortization of deferred financing cost, including original issuance discounts	55.4	7.5
Interest paid	(43.1)	(64.5)
Taxes paid	(64.6)	(28.8)
Other	(5.7)	0.8
(Increase)/decrease in inventories	(30.0)	(33.1)
(Increase)/decrease in trade receivables	3.3	35.9
Increase/(decrease) in trade payables	0.9	(20.9)
Changes in other assets and liabilities	(43.4)	(20.6)

Cash flow provided by operating activities	36.8	8.8

Investing activities
Intangible assets and property, plant and equipment additions	(22.1)	(22.7)
Increase in non-current loans	(0.1)	(0.0)
Proceeds from disposals of intangible assets and property, plant and equipment	3.3	0.1
Repayments of non-current loans	0.1	0.2

Cash flow used in investing activities	(18.8)	(22.4)

Financing activities
Issuance of shares	473.4	—
Issuance of non-current debt	130.1	175.0
Repayment of non-current debt	(678.9)	(83.0)
Increase (decrease) in current borrowings and bank debt	2.1	(1.4)
Increase (decrease) in current financial assets and liabilities	(0.2)	(0.3)
Payment of lease liabilities	(7.8)	(7.2)
Payment of deferred finance costs	—	(9.2)

Cash flow provided by/(used in) financing activities	(81.3)	73.9

Net (decrease)/increase in cash and cash equivalents	(63.3)	60.3

Effect of exchange rates	(7.3)	(3.7)
Cash and cash equivalents at the beginning of the period	320.0	302.7

Cash and cash equivalents at the end of the period	249.4	359.3

[3]	The notes are an integral part of these consolidated financial statements.

1.4	Unaudited Interim Consolidated Statements of Changes in Shareholders` Equity[4]

($ in millions, except share data)	Common Shares	Preference Shares	Paid-in surplus and retained earnings	Currency translation adjustment	Hedge reserve	Other	Total share- holders’ equity
As of Jan. 1, 2020	9.1	92.9	550.7	51.5	(17.8)	(13.9)	672.5

Net loss for the period	—	—	(322.8)	—	—	—	(322.8)
Other comprehensive loss	—	—	—	(42.8)	0.7	(6.5)	(48.6)

Comprehensive loss	—	—	(322.8)	(42.8)	0.7	(6.5)	(371.4)

Share-based payments	—	—	0.2	—	—	—	0.2
Other	—	—	0.8	—	—	—	0.8

As of Jun. 30, 2020	9.1	92.9	228.9	8.8	(17.1)	(20.4)	302.1

($ in millions, except share data)	Common Shares	Preference Shares	Paid-in surplus and retained earnings	Currency translation adjustment	Hedge reserve	Other	Total share- holders’ equity
As of Jan. 1, 2021	9.1	92.9	261.6	166.4	(31.2)	(15.2)	483.7

Net loss for the period	—	—	(41.9)	—	—	—	(41.9)
Other comprehensive loss	—	—	—	(35.8)	(0.3)	7.4	(28.8)

Comprehensive loss	—	—	(41.9)	(35.8)	(0.3)	7.4	(70.7)

Conversion of preference shares	7.4	(92.9)	85.5	—	—	—	—
Issuance of shares	2.9	—	495.4	—	—	—	498.3
Transaction costs	—	—	(30.5)	—	—	—	(30.5)
Share-based payments	—	—	1.9	—	—	—	1.9

As of Jun. 30, 2021	19.5	—	772.0	130.6	(31.5)	(7.8)	882.7

[4]	The notes are an integral part of these consolidated financial statements.

2.	Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.1	Basis of Preparation

2.1.1	General and Description of the Business

Initial public offering

Atotech Limited is a public company incorporated in Bailiwick of Jersey with its registered seat in 3rd floor, 44 Esplanade, St Helier, JE4 9WG, Jersey and the address of its registered head office in William Street, West Bromwich, West Midlands, B70 OBG, United Kingdom. Atotech Limited is listed on the New York Stock Exchange under the ticker symbol “ATC”.

On Jan. 25, 2021, the Atotech Group commenced its initial public offering (“IPO”). In connection with the consummation of the IPO, Atotech Limited issued 64,997,558 additional common shares on a pro rata basis to all existing common shareholders (an additional 2.4851 shares for each existing share), increasing the number of common shares from 26,154,998 to 91,152,556. The effect of this share issuance was reflected on a retrospective basis for the year ended Dec. 31, 2020 and all 2020 interim periods.

On Feb. 3, 2021, all outstanding preferred shares of Atotech Limited were converted to common shares with all accrued interest on the preferred shares capitalized and paid out as additional common shares substantially concurrently with the reduction in number of preferred shares to an amount that allowed for a one for one exchange of preferred shares for common shares based on the IPO offering price of $17.00 per common share. The number of common shares issued per preferred share was 0.0799 common shares per preferred share, resulting in the issuance of 74,243,600 additional common shares.

On Feb. 4, 2021, Atotech Limited has priced its initial public offering of 29,268,000 of its common shares at $17.00 per share on the New York Stock Exchange. The offering was closed on Feb. 8, 2021, subject to customary closing conditions. The proceeds from the offering were approximately $472.7 million, after deducting the underwriting discount and before deducting offering expenses. Following the consummation of the IPO, the number of common shares outstanding amounted to 194,664,156.

Business

The Company is a leading global provider of specialty electroplating solutions delivering chemistry, equipment, and service for high growth technology applications. The Company’s solutions are used in a wide variety of end markets, including smartphones, communication infrastructure, big data infrastructure, and automotive and automotive electronics.

The Company has two operating and reportable segments which are the Electronics (“EL”) segment and the General Metal Finishing (“GMF”) segment. The EL segment supplies chemistry, production equipment and comprehensive services to the electronics industry, especially to the printed circuit board manufacturers, package substrate makers and semiconductor companies. Its products and technologies serve the main electronics end-markets, including communication, computer, automotive, industrial, medical, aerospace and military industries. The GMF segment supplies chemistry, production technology and comprehensive services to the surface finishing industries in all areas of application. Its products and technologies serve the main surface finishing end-markets, including the automotive, consumer electronics, construction, sanitary, white goods and oil & gas industries.

2.1.2	Basis of Presentation

The principal accounting policies applied in the preparation of the consolidated financial statements are set out below. These policies have been consistently applied for all periods presented, unless otherwise stated. The financial statements were authorized for issue by the Company´s board of directors on Aug. 5, 2021.

The consolidated financial statements of the Group are presented in U.S. dollars. Unless otherwise indicated, all amounts are shown in millions of U.S. dollars rounded to one decimal place in accordance with standard commercial practice, which may result in rounding differences and percentage figures presented may not exactly reflect the absolute figures they relate to. Values of 0.0 indicate that the rounded value is equivalent to zero while an em dash (“—“) is used when no value is available.

The preparation of the consolidated financial statements in accordance with IFRS (as issued by the IASB) requires management to exercise judgement and to make estimates and assumptions that affect the application of policies, reported amounts of revenues, expenses, assets, liabilities, and disclosures. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

As of Dec. 31, 2020, the new balance sheet captions “Other non-financial assets” and “Other non-financial liabilities” were created. “Other non-financial assets” was added because of accrued IPO related costs. These new captions also led to reclassifications of transactions from other financial positions. To enhance comparability, these changes were also applied retrospectively to the quarters of the financial year 2020. For further information on the content of these positions, please refer to note (5) and (9).

New standards and interpretations adopted by the Group

The accounting standards and interpretations adopted in the preparation of the consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended Dec. 31, 2020, except for the adoption of new standards effective as of Jan. 1, 2021:

•	Interest Rate Benchmark Reform – Phase 2 (Amendments to IFRS 9, IFRS 7, IFRS 4 and IFRS 16)

•	COVID-19-Related Rent Concessions beyond 30 June 2021 (Amendment to IFRS 16)

The new standards and interpretations shown above do not have a material impact on the consolidated financial statements of the Group.

New standards and interpretations not yet adopted by the Company

A number of new accounting standards, amendments and interpretations have been published that are not mandatory for reporting periods ended Jun. 30, 2021 and have not been early adopted by the Group. The following standards, amendments, and interpretations not yet effective are not expected to have a significant impact on the Group’s consolidated financial statements:

•	IFRS 17 “Insurance Contracts”

•	Amendments to:

•	IAS 1 “Presentation of Financial Statements”: Classification of liabilities as current or non-current

•	IAS 1 “Presentation of Financial Statements”: Disclosure of Accounting Policy

•	IAS 8: “Accounting Policies, Changes in Accounting Estimates and Errors”: Definition of Accounting Estimate

•	IAS 16 “Property, Plant and Equipment”: Proceeds before Intended Use

•	IAS 37 “Provisions, Contingent Liabilities and Contingent Assets”: Onerous Contracts – Cost of Fulfilling a Contract

•	Annual Improvements to IFRS Standards 2018-2020

•	IFRS 3 “Business Combinations”: Reference to the Conceptual Framework

•	IFRS 17 “Insurance Contracts”

2.1.3	Summary of Significant Accounting Policies

Significant accounting policies used by the Group are disclosed in the Notes to the consolidated financial statements of Atotech Limited as of Dec. 31, 2020.

2.2	Notes to the Unaudited Interim Consolidated Statements of Comprehensive Income

(1)	Revenue

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

($ in millions)	Six months ended Jun. 30, 2021	Six months ended Jun. 30, 2020
Type of goods or service
Chemistry revenue	642.3	499.5
Equipment revenue	87.3	44.1

Total revenue from contracts with customers	729.7	543.6

Geographical market
Asia	509.1	389.6
Europe	159.8	106.3
Americas	60.8	47.7

Total revenue from contracts with customers	729.7	543.6

Timing of revenue recognition
Recognized at a point in time	650.9	521.9
Recognized over time	78.8	21.7

Total revenue from contracts with customers	729.7	543.6

Regarding the geographical markets, the revenue mainly relates to the following countries for the six months ended Jun. 30, 2021 and Jun. 30, 2020: China (2021: $267.3 million, 2020: $192.3 million), Taiwan (2021: $64.5 million, 2020: $62.4 million) and Germany (2021: $84.2 million, 2020: $48.2 million).

(2)	Depreciation and amortization

Depreciation and amortization contain the following:

($ in millions)	Six months ended Jun. 30, 2021	Three months ended Jun. 30, 2021	Six months ended Jun. 30, 2020	Three months ended Jun. 30, 2020
Depreciation of tangible assets	(31.6)	(15.2)	(27.9)	(13.4)
Amortization of intangible assets	(57.6)	(28.9)	(53.4)	(26.7)
Impairment / reversal of impairment of tangible and intangible assets	0.8	0.3	(0.3)	(0.1)
Impairment of Goodwill	—	—	(279.1)	(279.1)

Total depreciation and amortization	(88.4)	(43.8)	(360.6)	(319.2)

(3)	Income Taxes

In accordance with IAS 12, Income Taxes, current and deferred income taxes are recognized for the purpose of the interim financial statements taking into consideration local tax requirements. Income taxes are determined using the separate tax return approach under the assumption that the entities and tax groups of Atotech constitute separate taxable entities.

The Group calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings. The major components of income tax expense in the interim condensed consolidated statement of income are:

($ in millions)	Six months ended Jun. 30, 2021	Six months ended Jun. 30, 2020
Current income tax	(49.8)	(34.9)
Therof prior year adjustments	1.7	2.5

Deferred income tax benefits	15.3	8.2
Therof prior year adjustments	(2.0)	(4.5)

Total tax expense	(34.5)	(26.7)

During the first quarter of 2021, the Group was able to close a significant number of pending tax litigation cases in India regarding tax recognition of intercompany service charges. As a result, the Group reversed provisions for income tax litigations in the amount of $7.3 million, which consist of interest income of $3.5 million presented under “Other income (expense), net” as well as an income tax benefit of $3.8 million presented under “Income tax expense” in the consolidated statement of comprehensive income.

(4)	Earnings per Share

Basic earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders of Atotech Limited by the basic weighted average number of ordinary shares outstanding during the period.

Basic earnings per share are calculated as follows:

($ in millions, except share data and earnings per share)	Six months ended Jun. 30, 2021	Three months ended Jun. 30, 2021	Six months ended Jun. 30, 2020	Three months ended Jun. 30, 2020
Net income/(loss) for the period	(41.9)	29.7	(322.8)	(282.9)
Interest accrued on preference shares	(14.3)	—	(66.5)	(33.2)

Net income/(loss) attributable to shareholders	(56.2)	29.7	(389.3)	(316.2)

Basic weighted average number of ordinary shares outstanding	175,067,387	194,682,257	91,152,556	91,152,556

Basic earnings/(loss) per share	(0.32)	0.15	(4.27)	(3.47)

During the period ended Jun. 30, 2021, the following transactions affected the basic weighted average number of ordinary shares outstanding:

•	Conversion of all outstanding preferred shares of Atotech Limited to common shares, resulting in the issuance of 74,243,600 additional common shares

•	Initial public offering (“IPO”) of 29,268,000 common shares on the New York Stock Exchange

•	Issuance of 31,676 common shares from the company’s share reserve

As of Jun. 30, 2021, the number of common shares outstanding amounted to 194,695,832. Please also refer to note (6) for more information on common shares as well as the transactions described above.

Interest accrued on preferred shares refers to the 12% compounded annual dividend on preferred shares prior to any dividend distributions made to holders of common shares. Following the conversion of the preferred shares to common shares on Feb. 3, 2021, the preference dividend described above also ceases to accrue.

Diluted earnings per share are determined by dividing the net income for the period attributable to the ordinary shareholders by the diluted weighted average number of shares outstanding during the period. In the period ended Jun. 30, 2021 as well as in all other presented periods, ordinary shares with a dilutive effect (stock options) were excluded, because the effect would be anti-dilutive. Hence, the basic earnings per share correspond to diluted earnings per share for all periods presented in the table above.

2.3	Notes to the Unaudited Interim Consolidated Statements of Financial Position

(5)	Other current financial and non-financial assets

Other current financial and non-financial assets are presented in the following table:

($ in millions)	As of Jun. 30, 2021	As of Dec. 31, 2020
Other current financial assets	18.3	24.9
Fair value of current derivatives – assets	0.0	8.7
Factoring related assets	2.7	2.6
Notes receivable	12.5	11.4
Other receivables	3.1	2.3

Other current non-financial assets	34.2	24.1
Assets held for sale	—	3.2
Contract assets, net of valuation allowance	19.9	8.9
Prepaid expenses	10.2	8.8
Prepayments	4.2	3.2

Please refer to note (10) for further information on derivative financial instruments.

As of Jun. 30, 2021, the Assets held for sale which mainly comprised land and buildings in India were sold for approximately $3.2 million.

As of Dec. 31, 2020, $3.5 million of transaction costs related to the IPO were deferred and recorded as prepaid expenses. As of Jun. 30, 2021, this amount has been de-recognized against paid-in surplus in equity. Please also refer to note (6).

(6)	Shareholders’ Equity

On Jan. 25, 2021, the Atotech Group commenced its initial public offering (“IPO”). In connection with the consummation of the IPO, Atotech Limited issued 64,997,558 additional common shares on a pro rata basis to all existing common shareholders (an additional 2.4851 shares for each existing share), increasing the number of common shares from 26,154,998 to 91,152,556. The effect of this share issuance has been reflected on a retrospective basis for the year ended Dec. 31, 2020.

On Feb. 3, 2021, all outstanding preferred shares of Atotech Limited were converted to common shares with all accrued interest on the preferred shares capitalized and paid out as additional common shares substantially concurrently with the reduction in number of preferred shares to an amount that allowed for a one for one exchange of preferred shares for common shares based on the IPO offering price of $17.00 per common share. The number of common shares issued per preferred share was 0.0799 common shares per preferred share, resulting in the issuance of 74,243,600 additional common shares.

On Feb. 4, 2021, Atotech Limited has priced its initial public offering of 29,268,000 of its common shares at $17.00 per share on the New York Stock Exchange under the ticker symbol “ATC”. The offering was closed on Feb. 8, 2021, subject to customary closing conditions. The proceeds from the offering were approximately $472.7 million, after deducting the underwriting discount and before deducting offering expenses. As of Jun. 30, 2021, the Group recognized transaction costs accounted for as a deduction from equity in the amount of $30.5 million. These costs, directly attributable to the primary offering, have been deducted from paid-in surplus.

On May 10, 2021, Atotech Limited issued 31,676 shares in connection with the Matching Share Plan (“MSP”) from the company’s share reserve. The total proceeds from this transaction were approximately $0.7 million. For more information on the MSP, please refer to note (7).

As of Jun. 30, 2021, Atotech Limited’s share capital consists of 194,695,832 common shares (nominal value of $0.10) and zero preference shares (nominal value of $0.10) as all preference shares were converted to common shares as described above. Common shares have standard voting rights while preference shares used to have no voting rights but were entitled to a 12% compounded annual dividend prior to any dividend distributions made to holders of common shares. Following the conversion of the preference shares, the preference dividend also ceases to accrue.

Shareholders’ equity is as follows:

($ in millions)	As of Jun. 30, 2021	As of Dec. 31, 2020
Shareholders’ equity
Common Shares	19.5	9.1
Preference Shares	—	92.9
Paid-in surplus and retained earnings	772.0	261.6
Currency translation adjustment and other reserves	91.2	120.0

Total shareholders’ equity	882.7	483.7

The currency translation adjustment comprises the cumulative gains and losses arising from translating the financial statements of foreign operations that use functional currencies other than U.S. dollar. It also includes cumulative gains and losses from translating the already repaid Term Loan B-3 from RMB into U.S. dollars (see note (8)). Other reserves comprise the hedging reserve of the subsidiaries and actuarial gains and losses relating to defined benefit obligations. The hedging reserve consists of the effective portion of the gains and losses on hedging instruments related to hedged transactions that have not occurred yet.

(7)	Share-Based Payment Plans

The total grant-date fair value of the share based compensation issued during the period ended Jun. 30, 2021 was $1.9 million (period ended Jun. 30, 2020: $0.2 million), of which $1.9 million (period ended Jun. 30, 2020: $0.2 million) was recognized as personnel expense in the statement of profit and loss. The share-based payment programs of the Group are accounted for as equity-settled share-based payments.

Long-term Incentive Plan

Share options to purchase Common Shares were granted beginning in May 2017 to certain employees of the Group pursuant to the Long-term Incentive Plan (“LTIP”). Options were granted with an exercise price that was fixed at the date of the grant. The contractual life and exercise terms of the options are dependent upon an Exit Event, which is defined further in the LTIP agreement. Options were valued using on the basis of an option pricing model, and an estimate of approximate Exit Event timing. The Group has no legal or constructive obligation to repurchase or settle obligations in cash.

The fair value of the awards at the date of grant has been measured using an option pricing model. During the period ended Jun. 30, 2021, no new options were issued.

As of Jun. 30, 2021 and 2020 no share options were exercisable. As of Jun. 30, 2021, a total of 2,042,527 options were outstanding and unvested under the LTIP.

Dissolvement of Management Equity Plan

At the time of the acquisition of Atotech by Carlyle, the Group implemented an equity participation program to enable certain management of the Group to participate in any success of the Group. For this purpose, certain managers acquired interests in three pooling vehicles (the Pooling Vehicles). The three Pooling Vehicles are limited partnerships, with management representing the limited partners (the Participants) and their participation represented by a limited partnership interest in the Pooling Vehicles. The limited partnership interests held by the Participants correspond with the underlying Common Shares held by the Pooling Vehicles. The limited partnership interest of each Participant vests over time in accordance with the partnership agreement.

Since Jan. 31, 2017, the Pooling Vehicles purchased approx. 8.127 million Common Shares and all related expenses were recognized in profit or loss of the Group in the respective years until Dec. 31, 2020. In connection with the consummation of the IPO, the Management Equity Plan was successfully dissolved in accordance with the applicable Investment and Shareholders’ Agreement. Certain Pooling Vehicles were thereby dissolved and a total of approx. 8.127 million common shares were transferred between the remaining Pooling Vehicles and the respective (former) MEP participants.

Matching Share Plan

The Matching Share Plan (“MSP”) is a voluntary employee share plan under which eligible employees have the opportunity to purchase common shares of the Company from their net pay up to two times each year; provided, however, that no employee may contribute over $25,000 to the MSP in one calendar year or, if less, 10% of their gross annual salary. For every four shares an employee purchases under the MSP, the Company adds one matching share at no cost to the employee after a one-year holding period. The program is available to the majority of the Group’s global workforce.

As of Jun. 30, 2021, a total of 36,280 restricted share units were awarded and are still outstanding and unvested under the MSP.

Performance Restricted Share Unit Plan

Performance Restricted Share Units (PSUs) were granted in June 2021 to certain employees of the Company pursuant to the Performance Restricted Share Unit Plan (PRSU). Each PSU represents the right to receive one common share of the Company. The PSUs were granted without an exercise price and will be earned based on the Company’s achievement of defined performance conditions. Thereby, a defined amount of PSUs per participant will be earned based on a performance condition related to the Company’s market value while the remaining amount of PSUs per participant will be earned based on a performance condition related to the Company’s operating profitability.

As of Jun. 30, 2021, a total of 201,543 PSUs were awarded and are still outstanding and unvested under the PRSU.

Restricted Share Unit Plan

Restricted Share Units (RSUs) were granted in June 2021 to certain employees of the Company pursuant to the Restricted Share Unit Plan (TRSU). Each RSU represents the right to receive one common share of the Company. The RSUs were granted without an exercise price and will vest at the completion of defined service periods.

As of Jun. 30, 2021, a total of 366,927 RSUs were awarded and are still outstanding and unvested under the TRSU.

Phantom Share Plan

A total of 30,383 Phantom Shares were granted to two non-executive directors of Atotech. Each Phantom Share represents the right to receive one common share of the Company. The Phantom Shares were granted without an exercise price and will be earned based on a performance condition related to the Company’s market value as well as a service condition related to the completion of a defined service period. In case the defined target market value is not met, each participant will be treated as if they had been granted a number of Phantom Shares equal to a value of $0.5 million.

As of Jun. 30, 2021, a total of 30,383 Phantom Shares are still outstanding and unvested under the Phantom Share Plan.

(8)	Non-current and current Borrowings

($ in millions)	As of Jun. 30, 2021	As of Dec. 31, 2020
Other non-current financial borrowings	1,560.7	1,422.4
Opco Notes	—	425.0
Holdco Notes	—	218.3

Non-current borrowings	1,560.7	2,065.7

Current portion of non-current financial borrowings	7.3	0.5

Current borrowings	7.3	0.5

Total borrowings	1,568.0	2,066.2

The following is a summary of the Company’s current and non-current borrowings:

($ in millions)	As of Jun. 30, 2021	As of Dec. 31, 2020
Senior Secured Credit Facilities:
Term Loans	1,577.6	1,438.5
6.25% Opco Notes	—	425.0
8.75%/9.50% Holdco Notes	—	219.0
Less – Deferred financing costs	(16.9)	(16.8)

Total non-current borrowings	1,560.7	2,065.7

Senior Secured Credit Facilities:
Term Loans	10.1	16.2
Short-term financing costs	(2.8)	(15.8)

Total current borrowings	7.3	0.5

Total borrowings	1,568.0	2,066.2

On Feb. 12, 2021, the IPO proceeds were used to repay borrowings (Opco Notes and Holdco Notes) in the amount of $644.0 million. For this purpose, the Group elected to draw down an additional $100.0 million from the existing revolving credit facility (“RCF”). Due to the repayment of the borrowings, an early repayment fee in the amount of $8.8 million was incurred. In total, the Group recorded expenses of $75.6 million during the period ended Jun. 30, 2021 in the consolidated statement of profit or loss, whereby only the early repayment fee was cash-effective. This amount includes the de-recognition of capitalized financing costs and embedded derivatives connected with the borrowings. Please also refer to note (10).

Effective on Mar. 18, 2021, the existing RCF was replaced by a new RCF which provides for revolving loans and letters of credit pursuant to commitments in an aggregate principal amount of $250.0 million due in Mar. 2026. Borrowings under the RCF bear interest at a floating rate of 2.00% + IBOR* (floor 0.0%) per annum. For undrawn amounts, a commitment fee of 0.25% – 0.375% per annum accrues, depending on the net leverage ratio of the Group determined in accordance with the credit agreement. At Jun. 30, 2021 the Group had $232.5 million out of $250.0 million of available borrowings under its RCF due to the use of $17.5 million of Ancillary Facilities.

Effective on Mar. 18, 2021, the Group completed the early refinancing of its debt. The Term Loans B-1 and B-3 were replaced by a new senior secured term loan structure with a $1,350.0 million tranche (Term Loan B-1: “TL B-1”) and a €200.0 million tranche (Term Loan B-2: “TL B-2”). The terms and conditions of the Term Loans are as follows:

Loan	Currency	Nominal interest rate p.a.	Maturity date	Repayment of principal	Payment of interest
TL B-1	USD	2.50% + IBOR* (0.5% floor)	Mar. 2028	0.25% of principal per quarter	end of interest period*
TL B-2	EUR	2.75% + IBOR* (0.0% floor)	Mar. 2028	on maturity	end of interest period*

*	The Group can elect interest periods of one, three or six months. Depending on the interest period chosen, the IBOR is amended to this term

Quarterly repayments of the principal of TL B-1 start at the end of Q3’2021 while payments of interest for both TL B-1 and TL B-2 start at the end of Q2’2021.

Due to the early refinancing of the Group’s debt, capitalized financing costs were de-recognized through profit or loss. Please refer to note (10).

The term loans are collateralized by a material amount of assets of the Group and include covenants that define a maximum net leverage ratio. However, the net leverage ratio is only applicable when the amount drawn is higher than 40% of the total commitment. As of Jun. 30, 2021, no amounts have been drawn on the facility. Hence, the Group was in compliance with all financial covenants through the period to Jun. 30, 2021.

For more information on the refinancing, please also refer to the respective documents filed with the SEC.

(9)	Other current financial and non-financial liabilities

The following table shows other current financial and non-financial liabilities:

($ in millions)	As of Jun. 30, 2021	As of Dec. 31, 2020
Other current financial liabilities	18.5	38.5
Accrued interest on financial debt	0.0	13.4
Current bank debt	6.1	4.1
Fair value of derivatives - current liabilities	4.9	14.8
Factoring related liabilities	0.5	0.7
Other	7.0	5.6
Other current non-financial liabilities	74.5	89.7

Contract liabilities	19.8	19.1
Payables to personnel and social organizations	54.7	65.1
Deferred income	0.0	5.5

Please refer to Note (10) for the position fair value of derivatives.

During the period ended Jun. 30, 2021, a government grant in China in the amount of $5.6 million presented under “deferred income” was fully de-recognized through profit or loss as a gain as the conditions of the grant were fulfilled.

2.4	Other Notes

(10)	Financial Instruments

The following values for derivative financial instruments were recognized in the balance sheet as of Jun. 30, 2021 and Dec. 31, 2020.

($ in millions)	As of Jun. 30, 2021	As of Dec. 31, 2020
Derivatives included in non-current financial assets	1.9	66.1
Embedded Derivatives	—	65.7
Interest rate cap	1.9	0.4

Derivatives included in current financial assets	0.0	8.7
Foreign exchange contracts (Forwards)	—	8.7

Derivatives included in current financial liabilities	4.9	14.8
Foreign exchange contracts (Collars)	2.9	4.3
Foreign exchange contracts (Forwards)	2.1	10.5

The following table presents information on gains and losses on derivative instruments which are recorded in “Other income (expense), net” on the statement of profit or loss:

($ in millions)	Six months ended Jun. 30, 2021	Six months ended Jun. 30, 2020
Embedded Derivatives	(43.9)	(13.1)
Foreign exchange contracts	(12.1)	2.7

Total	(56.0)	(10.5)

The carrying amounts of the financial instruments were derived as follows as of Jun. 30, 2021:

($ in millions)	Classification pursuant to IFRS 9	Carrying amount as per statement of financial position	Measured at amortized cost	Measured at fair value
Trade receivables	FAAC	258.5	258.5	—
Cash and cash equivalents	FAAC	249.4	249.4	—
Other financial assets	FAAC	22.2	22.2	—
Interest rate cap	FAFV	1.9	—	1.9

Total financial assets		532.1	530.2	1.9

Non-current borrowings	FLAC	1,560.7	1,560.7	1,587.7
Current borrowings	FLAC	7.3	7.3	—

Total debt		1,568.0	1,568.0	1,587.7

Trade payables	FLAC	216.3	216.3	—
Lease liabilities	FLAC	74.8	74.8	—
Other financial liabilities	FLAC	13.7	13.7	—
Foreign exchange contracts not designated as hedging instrument	FLFV	1.7	—	1.7
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Forwards”)	No class	2.1	—	2.1
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Collars”)	No class	1.2	—	1.2

Total financial liabilities		1,877.6	1,872.7	1,592.6

FAAC    =     Financial Assets at amortized Cost

FAFV    =     Financial Assets at Fair value through profit or loss

FLFV    =     Financial Liability at Fair value through profit or loss

FLAC    =     Financial Liabilities at amortized Cost

The carrying amounts of the financial instruments were derived as follows as of Dec. 31, 2020:

($ in millions)	Classification pursuant to IFRS 9	Carrying amount as per statement of financial position	Measured at amortized cost	Measured at fair value
Trade receivables	FAAC	262.0	262.0	—
Cash and cash equivalents	FAAC	320.1	320.1	—
Other financial assets	FAAC	20.4	20.4	—
Embedded Derivatives	FAFV	65.7	—	65.7
Foreign exchange contracts not designated as hedging instrument	FAFV	8.7	—	8.7
Interest rate cap	FAFV	0.4	—	0.4

Total financial assets		677.3	602.6	74.8

Non-current borrowings	FLAC	2,065.7	2,065.7	2,194.2
Current borrowings	FLAC	0.5	0.5	—

Total debt		2,066.2	2,066.2	2,194.2

Trade payables	FLAC	221.0	221.0	—
Lease liabilities	FLAC	81.5	81.5	—
Other financial liabilities	FLAC	25.3	25.3	—
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Forwards”)	No class	10.5	—	10.5
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Collars”)	No class	4.3	—	4.3

Total financial liabilities		2,408.7	2,393.9	2,209.0

FAAC    =     Financial Assets at amortized Cost

FAFV    =     Financial Assets at Fair value through profit or loss

FLAC    =     Financial Liabilities at amortized Cost

As in the prior year, no financial assets have been reclassified from one category to another in 2021.

Net gains and losses of financial instruments for each measurement category breaks down as follows.

($ in millions)	Six months ended Jun. 30, 2021	Six months ended Jun. 30, 2020
FAAC	0.8	(4.4)
FLAC	(100.4)	(71.9)
FAFV/FLFV	(54.1)	(13.1)
No class	(1.9)	2.6

Total	(155.5)	(86.7)

The net loss for the FLAC category is included in interest expense in the consolidated statement of comprehensive income while the net gains or losses of the other categories are shown in other income or expense.

The net result of the FAAC measurement category contains impairment losses and reversals on trade receivables. The net result of the FAAC measurement category also includes interest income. The net result of the FLAC measurement category includes interest expenses for ongoing debt service as well as the result from loan amortization, which is also included in interest expense. For the period ended Jun. 30, 2021, it also includes the de-recognition of deferred financing costs in the amount of $(54.7) million connected with the repayment of Opco and Holdco Notes in Feb. 2021 as well as the refinancing of the Group’s debt in Mar. 2021. Please also refer to Note (8).

As of Jun. 30, 2021, Atotech has classified its financial instruments into the three levels of the fair value hierarchy prescribed by IFRS 13 “Fair Value Measurement” as follows:

As of Jun. 30, 2021
($ in millions)	No Level	Level 1	Level 2	Level 3	Total
Trade receivables	258.5	—	—	—	258.5
Cash and cash equivalents	249.4	—	—	—	249.4
Other financial assets	22.2	—	—	—	22.2
Foreign exchange contracts not designated as hedging instrument	—	—	0.0	—	0.0
Interest rate cap	—	—	1.9	—	1.9

Total financial assets	530.2	—	1.9	—	532.1

Non-current borrowings	—	—	1,587.7	—	1,587.7
Current borrowings	7.3	—	—	—	7.3

Total debt	7.3	—	1,587.7	—	1,595.0

Trade payables	216.3	—	—	—	216.3
Lease liabilities	74.8	—	—	—	74.8
Other financial liabilities	13.7	—	—	—	13.7
Foreign exchange contracts not designated as hedging instrument	—	—	1.7	—	1.7
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Forwards”)	—	—	2.1	—	2.1
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Collars”)	—	—	1.2	—	1.2

Total financial liabilities	312.0	—	1,592.6	—	1,904.6

As of Dec. 31, 2020
($ in millions)	No Level	Level 1	Level 2	Level 3	Total
Trade receivables	262.0	—	—	—	262.0
Cash and cash equivalents	320.1	—	—	—	320.1
Other financial assets	20.4	—	—	—	20.4
Embedded Derivatives	—	—	65.7	—	65.7
Foreign exchange contracts not designated as hedging instrument	—	—	8.7	—	8.7
Interest rate cap	—	—	0.4	—	0.4

Total financial assets	602.6	—	74.8	—	677.3

Non-current borrowings	—	—	2,194.2	—	2,194.2
Current borrowings	0.5	—	—	—	0.5

Total debt	0.5	—	2,194.2	—	2,194.7

Trade payables	221.0	—	—	—	221.0
Lease liabilities	81.5	—	—	—	81.5
Other financial liabilities	25.3	—	—	—	25.3
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Forwards”)	—	—	10.5	—	10.5
Foreign exchange contracts designated as hedge of an investment in a foreign operation (“Collars”)	—	—	4.3	—	4.3

Total financial liabilities	328.2	—	2,209.0	—	2,537.2

The following table presents the changes in level 2 items (embedded derivatives) for 2021 and 2020:

	Six months ended Jun. 30, 2021		Year ended Dec. 31, 2020
($ in millions)	Opco Notes	Holdco Notes	Opco Notes	Holdco Notes
Balance at the start of the period	53.6	12.1	27.8	6.0

Gains/losses recognized in income statement	(38.8)	(5.1)	25.9	6.1

De-recognition against Opco/Holdco Notes	(14.8)	(6.9)	—	—

Closing balance at the end of the period	—	—	53.6	12.1

As of Jun. 30, 2021, the embedded derivatives relating to Opco and Holdco notes were fully de-recognized due to the repayment of the Opco and Holdco notes. Please also refer to note (8).

Offsetting and Transfers of Financial Assets

In cases where the Company has a legally enforceable right to offset financial liabilities and financial assets, and has the intention to settle these financial instruments on a net basis, Atotech offsets these financial instruments and reports the net amount on the balance sheet. As of Jun. 30, 2021 and Dec. 31, 2020, no financial instruments were subject to offsetting.

The Group held no collateral of financial or non-financial assets as of Jun. 30, 2021 and Dec. 31, 2020 that it is permitted to sell or repledge in the absence of default by the owner.

(11)	Segment Reporting

The Group identifies an operating segment as a component: (i) that engages in business activities from which it may earn revenues and incur expenses; (ii) whose operating results are regularly reviewed by the Chief Operating Decision Maker (CODM) as defined under IFRS 8 “Operating Segments” to make decisions about resources to be allocated to the segment and assess its performance; and (iii) that has available discrete financial information.

The CODM reviews financial information at the operating segment level to allocate resources and to assess the operating results and financial performance for each operating segment. The Group’s CODM is identified as Geoffrey Wild, CEO and member of Board of Directors, because he has final authority over performance assessment and resource allocation decisions. The Group’s segments are based on the type and concentration of customers served, service requirements, methods of distribution and major product lines.

The EL segment services the electronics supply chain, with specialty chemicals used in the plating process for PCBs embedded in smartphones, computing hardware, tablets, semiconductor packing, other electronic devices and production equipment which are a critical element of the electronics value chain.

The GMF segment supplies specialty plating chemicals for functional and decorative surface finishing applications to a diverse set of customers, including automotive, building products, heavy machinery, household fixtures, decorative hardware as well as production equipment.

The CODM assesses the performance of the operating segments based on Segment Adjusted EBITDA. This measure is defined as EBITDA (consolidated net income (loss) before interest, taxes, depreciation and amortization, excluding impairment charges) adjusted for certain items which management believes do not reflect the core operating performance of the operating segments. Such adjustments described below in more detail include non-cash effects of non-operating costs such as share-based compensation and impairments, foreign currency transaction losses, net, restructuring costs, the impact of discontinued activities, certain costs related to business combinations, and management fees paid to Carlyle.

No segment asset or liability measures are reported to the CODM, and such measures are not used for purposes of assessing performance or allocating resources. The following tables summarize selected financial information by segment:

	Six months ended Jun. 30, 2021			Six months ended Jun. 30, 2020
($ in millions)	EL	GMF	Total	EL	GMF	Total
Revenue	473.1	256.6	729.7	357.8	185.8	543.6
thereof Chemistry revenue	390.0	252.3	642.3	318.6	180.9	499.5
thereof Equipment revenue	83.1	4.3	87.3	39.2	4.9	44.1
Segment Adjusted EBITDA	160.6	67.9	228.4	117.2	39.0	156.1

	Three months ended Jun. 30, 2021			Three months ended Jun. 30, 2020
($ in millions)	EL	GMF	Total	EL	GMF	Total
Revenue	247.5	129.0	376.6	185.7	75.3	260.9
thereof Chemistry revenue	197.9	127.4	325.3	163.8	74.3	238.1
thereof Equipment revenue	49.7	1.6	51.3	21.8	1.0	22.8
Segment Adjusted EBITDA	84.9	33.2	118.1	62.5	9.8	72.3

Reconciliation of Segment Adjusted EBITDA to consolidated net income is as follows:

($ in millions)	Six months ended Jun. 30, 2021	Three months ended Jun. 30, 2021	Six months ended Jun. 30, 2020	Three months ended Jun. 30, 2020
EL Segment Adjusted EBITDA	160.6	84.9	117.2	62.5
GMF Segment Adjusted EBITDA	67.9	33.2	39.0	9.8
Non-cash adjustments(a)	(56.3)	1.4	(290.1)	(257.2)
Foreign exchange gain/(loss)(b)	11.0	(5.3)	(2.4)	(3.1)
Restructuring(c)	0.5	0.6	(1.7)	(1.7)
Transaction related costs(d)	(6.0)	(1.5)	(2.1)	(1.6)
Management fee(e)	(0.9)	(0.5)	(1.8)	(1.2)
COVID-19 adjustment(f)	(0.4)	(0.3)	(1.5)	(1.3)
Interest expense, net	(94.6)	(14.2)	(71.3)	(36.0)
Income taxes	(34.5)	(24.6)	(26.7)	(13.0)
Depreciation and amortization (excluding impairment charges)	(89.2)	(44.1)	(81.3)	(40.1)

Consolidated net income (loss)	(41.9)	29.7	(322.8)	(282.9)

(a)

Eliminates the non-cash impact of (1) share-based compensation, (2) losses on the sale of fixed assets, (3) impairment charges and (4) mark-to-market adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions as well as the de-recognition of bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes, and (5) valuation adjustments from the revaluation of the earn-out liability initially recognized in 2019.

(b)	Eliminates net foreign currency transactional gains and losses.
(c)	Eliminates charges resulting from restructuring activities principally from the Group’s cost reduction efforts.
(d)

Reflects an adjustment to eliminate (1) IPO related costs, linked to the existing equity and (2) professional fees paid to third party advisors in connection with the implementation of strategic initiatives.

(e)

Reflects an adjustment to eliminate fees paid to Carlyle. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the second anniversary of the IPO and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company.

(f)	Eliminates charges in connection with masks, sanitizers, and other COVID-19 related expenses at certain plant and office locations.

Non-current assets by country were as follows5:

($ in millions)	As of Jun. 30, 2021	As of Dec. 31, 2020
China	870.6	881.7
Germany	775.5	816.1
Other countries	1,002.9	1,044.7

Total	2,649.1	2,742.5

(12)	Related Parties

Atotech identified related parties in accordance with IAS 24. Atotech had transactions with related parties in the reporting period in the ordinary course of business.

The Group entered into a consulting agreement with the Sponsor under which the Company, or its subsidiaries, will pay the Sponsor an annual fee of $1.8 million for consulting services to the Group. The annual fee is payable on a quarterly basis. For the period ended Jun. 30, 2021, the Group paid the Sponsor $0.9 million for consulting services and $0.0 million for expense reimbursements.

As of Jun. 30, 2021, trade receivables from related parties amounted to $0.3 million (Dec. 31, 2020: $0.5 million).

[5]	Excluding financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts.

Transactions with Key Management Personnel

Key management personnel consist of a total of nineteen individuals as of Jun. 30, 2021, who constitute people having authority and responsibility for planning, directing, and controlling the Company’s activities. For the period ended Jun. 30, 2021, key management personnel compensation related to share-based payments was $0.7 million. See note (7) for further details regarding the share-based payment plans offered to employees.

As of Jun. 30, 2021, the key management personnel of the Company consist of the members of the Senior Management Team (CEO, CFO, COO, two Presidents, and four Vice Presidents) and the Board of Directors.

Compensation of the Company’s key management personnel includes salaries, short- and long-term benefits as well as post-employment benefits. Additionally, the entire key management personnel participate in the Company’s Performance Shares Program.

($ in millions)	Six months ended Jun. 30, 2021	Six months ended Jun. 30, 2020
Short-term employee benefits	6.0	3.7
Post-employment benefits	0.2	0.1
Share-based payments	0.7	0.0

Total	6.8	3.8

(13)	Subsequent Events

On Jul. 1, 2021, MKS Instruments, Inc. (NASDAQ: MKSI) (“MKS”) and Atotech Limited announced that they have entered into a definitive agreement pursuant to which MKS will acquire Atotech for $16.20 in cash and 0.0552 of a share of MKS common stock for each Atotech common share. The transaction, expected to be implemented by way of a scheme of arrangement of Atotech under the laws of Jersey, has been unanimously approved by the MKS and Atotech boards of directors and is subject to Atotech shareholder approval, approval of the Royal Court of Jersey, regulatory approvals, and other customary closing conditions.

Item 2. Management´s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion summarizes the significant factors affecting our operating results, financial condition, liquidity, and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the unaudited interim condensed financial statements and related notes thereto of Atotech Limited included elsewhere in this report.

Special Note Regarding Forward-Looking Statements

Many statements made in this report that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. We base these forward-looking statements or projections on our current expectations, plans, and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances and at such time.

As you read and consider this report, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties, and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include, but are not limited to:

•

the uncertainty of the magnitude, duration, geographic reach, impact on the global economy of the COVID-19 pandemic, as well as the current and potential travel restrictions, stay-at-home orders, and other economic restrictions implemented to address it;

•	uncertainty, downturns, and changes in our target markets;

•	foreign currency exchange rate fluctuations;

•	reduced market acceptance and inability to keep pace with evolving technology and trends;

•	loss of customers;

•	increases in costs or reductions in the supplies of raw materials that may materially adversely affect our business, financial condition, and results of operations;

•	our ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation;

•	our failure to compete successfully in product development;

•	our ability to successfully execute our growth initiatives, business strategies, and operating plans;

•	whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;

•	material costs relating to environmental and health and safety requirements or liabilities;

•	underfunded defined benefit pension plans;

•	risk that the insurance we maintain may not fully cover all potential exposures;

•	failure to comply with the anti-corruption laws of the United States and various international jurisdictions;

•	tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on our customers’ value chains;

•

political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China;

•	regulations around the production and use of chemical substances that affect our products;

•	the United Kingdom’s withdrawal from the European Union;

•	weak intellectual property rights in jurisdictions outside the United States;

•	intellectual property infringement and product liability claims;

•	our substantial indebtedness;

•	our ability to obtain additional capital on commercially reasonable terms may be limited;

•	risks related to our derivative instruments;

•	our ability to attract, motivate, and retain senior management and qualified employees;

•

increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, among other things;

•	natural disasters that may materially adversely affect our business, financial condition, and results of operations;

•	the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities;

•	damage to our brand reputation;

•	the ability of affiliates of The Carlyle Group Inc. (“Carlyle”) to control our common shares;

•	any statements of belief and any statements of assumptions underlying any of the foregoing;

•	other factors disclosed in this report; and

•	other factors beyond our control.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for year ended December 31, 2020 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from our expectations.

Investors and others should note that we announce material financial information to our investors using our Investor Relations website (investors.atotech.com), SEC filings, press releases, public conference calls and webcasts. We use these channels, as well as social media, to communicate with our users and the public about our company, our services, and other issues. It is possible that the information we post on these channels could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the channels listed on our Investors website.

Basis of Presentation

In this report, unless the context otherwise requires, references to “Company,” “we,” “us,” “its,” “our,” “Company,” and “Atotech” refer to Atotech Limited and its consolidated subsidiaries.

On January 25, 2021, we commenced our initial public offering (the “IPO”). In connection with the consummation of the IPO, we issued 64,997,558 additional common shares to existing holders of common shares on a pro rata basis. On February 3, 2021, all outstanding preferred shares of Atotech Limited were converted to common shares with all accrued interest on the preferred shares capitalized and paid out as additional preferred shares substantially concurrently with the reduction in number of preferred shares to an amount that allowed for a one-for-one exchange of preferred shares for common shares based on the IPO offering price of $17.00 per common share (collectively, the “Preferred Conversion”). The number of common shares issued per preferred share was 0.0799 common shares per preferred share, resulting in the issuance of 74,243,600 additional common shares. On February 8, 2021, we completed our IPO and issued 29,268,000 common shares to public shareholders. Following the consummation of the IPO, we had 194,664,156 common shares outstanding.

On February 12, 2021, the net proceeds from the IPO, along with $100.0 million of borrowings under a revolving credit facility, were used to repay all $425.0 million aggregate principal amount of our outstanding 6.250% Senior Notes due 2025 (the “Opco Notes”) at a price of 101.563% of the principal amount thereof and all $219.0 million aggregate principal amount of our 8.75%/9.50% Senior PIK Toggle Notes (the “Holdco Notes”) at a price of 101.000% of the principal amount thereof (collectively, the “Redemptions”). The Redemptions resulted in the incurrence of early repayment fees in the amount of $8.8 million and the de-recognition of capitalized financing costs and embedded derivatives connected with the indebtedness. In total, we recorded expenses of $75.6 million in the first quarter of 2021 in the consolidated statement of profit or loss, of which only the early repayment fee is cash-effective.

On March 18, 2021, we refinanced (the “Refinancing”) our previous senior secured first lien term loan facility (the “old term loan facility”) that consisted of a tranche denominated in U.S. dollars (the “Old USD Term Loan Facility”) and a tranche denominated in the currency of China (“RMB”) (the “Old RMB Term Loan Facility” and, together with the Old USD Term Loan Facility, the “old term loan facilities”) as well as our previous senior secured first lien multi-currency revolving credit facility (the “old revolving credit facility” and, together with the old term loan facilities, the “old senior secured credit facilities”). As a result of the Refinancing, we entered into a new credit agreement, which provides for (i) a U.S. dollar-denominated senior secured term loan facility in an initial aggregate principal amount of $1.35 billion (the “USD Term Loan Facility”), (ii) a Euro-denominated senior secured term loan facility in an initial aggregate principal amount of €200.0 million (the “EUR Term Loan Facility” and, together with the USD Term Loan Facility, the “Term Loan Facilities”) and (iii) a senior secured multi-currency revolving credit facility that provides for revolving loans, letters of credit and ancillary facilities in an aggregate principal amount of up to $250.0 million (the “Revolving Credit Facility” and, together with the Term Loan Facilities, the “Senior Secured Credit Facilities”). The Refinancing and the Redemptions resulted in the de-recognition of capitalized financing costs in the amount of $54.7 million, which impacted our statements of comprehensive income/(loss), but was not cash-effective.

Overview

We are a leading chemicals technology company with significant exposure to several high growth secular trends and a strong presence in electronic materials, including specialty electroplating solutions which deliver chemistry equipment, service, and software for high-growth technology applications. We are a crucial enabler in the “information age” value chain and our technology is essential to the manufacture of electronics and other critical products. Our solutions are used in a wide variety of attractive end-markets, including smartphones, communication infrastructure, cloud computing, big data and consumer electronics, automotive electronics, and automotive surface finishing, as well as in numerous industrial and consumer applications such as heavy machinery and household appliances. We benefit from various secular growth trends such as digitalization, increasing data volumes and processing speed requirements, the growth of the consumer class in emerging markets, increasing environmental regulations, and rising product quality and durability standards. We expect these trends to not only increase demand for our customers’ end-products that use our plating chemistry, but also increase the amount and value of plating chemistry used in each end-product, allowing our growth to outpace underlying end-market volume growth.

We are the only major company in our industry that provides chemistry, equipment, service, and software, which we sell through both of our reporting segments: Electronics (“EL”) and General Metal Finishing (“GMF”). Our comprehensive systems and solutions approach leverages our unique offering of chemistry, equipment, service, and software. We believe this business model creates a sustainable competitive advantage that helps us achieve deep customer intimacy and allows us to continue to grow our market share and capitalize on positive market growth trends. This approach is supported by our 16 state-of-the-art global technology centers, which allow us to provide local service around the world and to respond in real-time to customer needs. The combination of our comprehensive systems and solutions approach, expansive global manufacturing and sales footprint, customer-driven investments in research and development (“R&D”), and superior technical expertise makes us an ideal electroplating and surface finishing solutions partner for our diverse customer base. This drives long-lasting relationships and an industry-leading financial profile, with fiscal 2020 EL and GMF Segment Adjusted EBITDA margins of 32.5% and 24.0%, respectively, and EL and GMF Segment Adjusted EBITDA margins for the six months ended June 30, 2021 of 33.9% and 26.5%, respectively.

Impact of COVID-19 on Our Business

For the six months ended June 30, 2021, the COVID-19 pandemic impacted our operating results. We believe market conditions will continue to improve in 2021 for both our EL and GMF segments from COVID-19 impacted conditions experienced since 2020. Additionally, as of the date hereof, COVID-19 has not had a material impact on our capital and financial resources and there has been no change in our ability to comply with our debt covenants and other financial obligations. We have not taken any material reserves in connection with the COVID-19 pandemic, but we continue to evaluate our reserve position on a quarterly basis and any change in such reserves would be driven by the depth and duration of the pandemic, potential government responses, the speed and manner of the recovery and the expected impact of these events on our financial results.

Although various jurisdictions are lifting restrictions that were introduced as a result of the COVID-19 pandemic, it is difficult to predict the speed and impact of any economic recovery. It is similarly difficult to predict the impact of a potential resurgence of COVID-19 and the re-imposition of travel and social distancing restrictions.

In our EL segment, we experienced continued growth as the impacts of COVID-19 have been much less severe than in other parts of our business for the six months ended June 30, 2021. In fact, 5G infrastructure and smartphone growth, along with communication infrastructure, cloud computing, and semiconductor packaging drove increased demand for our chemistry, as well as for greater overall chemistry value per unit.

In our GMF segment, greatly improved automotive and other industrial markets drove a significant increase in chemistry sales and Adjusted EBITDA for the six months ended June 30, 2021 compared to the prior year period. This increase primarily reflects a recovery in the global automotive markets, as well as the household appliance and sanitary end-markets, as compared to the prior year period, which was more severely impacted by the COVID-19 pandemic.

We are closely monitoring the continuing COVID-19 pandemic situation and have established a task force that convenes on a regular basis with the senior management team. The mandate of this task force is to protect the health and safety of our employees, their families, and the communities in which we operate while preserving our operations, mitigating business risks, and otherwise assessing and reacting quickly to changing conditions.

Despite temporary closures of some of our facilities in 2020, all business operations as well as financial reporting and internal control systems have maintained full operations during the six months ended June 30, 2021. As of the date hereof, all technology centers, manufacturing facilities, and all other facilities are open and operating at full capacity. Consumer-facing activities, such as sales and other services that cannot occur on-site or in-person due to COVID-19-related restrictions, have been transitioned to digital channels, which we believe has enabled us to maintain market share and largely mitigate the impact of travel restrictions.

Key Factors Affecting the Components of Our Results of Operations

The following discussion sets forth certain components of our statement of operations and certain factors that impact those items:

Revenues

We generate revenues from the sale of chemistry and equipment across all major geographic areas. Revenues exclude sales taxes and are presented net of discounts, rebates, and reductions. Our revenues are impacted by the following key factors and trends:

•

broad macroeconomic trends and factors, including general economic conditions, the impacts of the COVID-19 pandemic and governmental responses thereto, economic conditions in the markets in which we operate, consumer preferences, and rising costs of labor;

•

technological advancements in our EL end-markets, including the advanced packaging evolution, alternative powertrains, rollout of 5G infrastructure, the adoption of next-generation mobile devices and EVs, the proliferation of big data and cloud computing, and the increasing use of Internet of Things (“IoT”) connected devices;

•	secular trends in our GMF end-markets, including increased plating content per unit as a result of vehicle lightweighting, increasing quality requirements, and premiumization;

•	increasingly stringent environmental regulations;

•	our ability to pass through changes in the price of raw materials, in particular, palladium, to our customers;

•	our ability to successfully develop and launch new solutions;

•	the discontinuance of any of our products in the future in an effort to optimize our offering to our customers;

•

seasonality in both our segments, which generally experience their strongest revenue in the second half of each fiscal year, mostly driven by consumption trends during the holiday season, and their lowest revenue in the first quarter of each fiscal year, mostly driven by the slowdown in production in China as a result of the Chinese New Year, which can result in a sequential decline in our revenues in the first quarter of a fiscal year relative to the fourth quarter of the prior fiscal year; and

•	fluctuations in foreign currency exchange rates.

Cost of sales, exclusive of depreciation and amortization (“Cost of sales”)

Cost of sales principally consists of the price paid for raw materials, unfinished and finished products, compensation and benefit costs for employees involved in our manufacturing operations, and other cost of sales. Raw materials are valued at their respective purchase prices, net of discounts and rebates, including transportation costs and ancillary expenses.

The key factors that impact our cost of sales as a percentage of our revenues include:

•	changes in the price of raw materials, in particular, palladium;

•	the impact of wage inflation;

•	the mix of products sold during any period; in particular the mix of our revenues between chemistry and equipment;

•	the impact of our operational improvement initiatives;

•	freight and material expenses; and

•	inventory allowances.

Depreciation and amortization

Depreciation and amortization consists of capitalized costs incurred in connection with the ownership and operation of all tangible assets, including the depreciation and amortization expense related to the increased carrying value of our fixed assets and identifiable definite-lived intangible assets related to our acquisition by Carlyle. The main tangible assets that are depreciated over their useful lives are our recently completed technology centers, our R&D equipment, and our production facilities. The principal intangible items that are amortized over their useful lives include our developed technology, customer relationships, and trade name portfolio. Additionally, depreciation and amortization includes impairment losses of goodwill.

Selling, general, and administrative expenses (“SG&A”)

SG&A expenses consist principally of expenditures incurred in connection with the sales and marketing of our products, third-party logistics, as well as administrative costs for support functions such as finance, information technology, human resources, and legal. Research and development expenses (“R&D”)

R&D expenses principally consist of costs incurred to develop new products and equipment, processes, and technologies, or to generate improvements to existing products, equipment, or processes.

Restructuring benefit (expenses)

Restructuring expenses mainly consist of expenditures in relation to organizational changes and severance payments. Restructuring benefit reflects the release in subsequent fiscal periods of restructuring provisions.

Interest expense

Interest expense consists of interest on our financial obligations as well as the amortization of debt issuance costs and debt discounts associated with our senior secured credit facilities, Opco Notes, and Holdco Notes, the Redemptions, and the Refinancing. The majority of our interest expense is not deductible for income tax purposes because we have primarily incurred indebtedness in jurisdictions where we have only immaterial taxable profits from operations.

Other income (expense), net

Other income (expense), net principally consists of gains or losses from foreign currency fluctuations; gains or losses on disposal of property, plant, and equipment; mark-to-market adjustments of our derivatives; and interest income.

Income taxes

Income taxes include (a) deferred tax, consisting of amounts of income taxes payable or recoverable during future fiscal years for taxable or deductible timing differences and carry-forward of unused tax losses, and tax credits and (b) the payable amount of corporate tax, estimated on the basis of the tax rules in force in applicable jurisdictions, and distribution tax on dividends received, or withholding tax, as applicable, including provisions for tax litigations and disputes. We and our subsidiaries are subject to income tax in the various jurisdictions in which we operate. Changes to the debt and equity capitalization of our subsidiaries, and the realignment of the functions performed and risks assumed by the various subsidiaries are among the factors that will determine the future book and taxable income of the respective subsidiary and the Company as a whole.

A. Operating Results

The following discussion should be read in conjunction with the information contained in the accompanying unaudited interim condensed financial statements and related footnotes included elsewhere in this report. Our results of operations set forth below may not necessarily reflect what will occur in the future.

The following table was derived from our unaudited interim consolidated statements of comprehensive income/(loss) for the six months ended June 30, 2021 and 2020 included elsewhere in this report.

($ in millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
EL Chemistry revenues	$390.0	$318.6
EL Equipment revenues	83.1	39.2
Total EL Segment revenues	473.1	357.8
GMF Chemistry revenues	252.3	180.9
GMF Equipment revenues	4.3	4.9
Total GMF Segment revenues	256.6	185.8
Revenues	729.7	543.6
Cost of sales, excluding depreciation and amortization	(352.9)	(241.4)
Depreciation and amortization	(88.4)	(360.6)
Selling, general, and administrative expenses	(129.6)	(126.9)
Research and development expenses	(25.5)	(23.6)
Restructuring income (expenses)	0.5	(1.7)
Operating profit/(loss)	133.9	(210.6)
Interest expense	(100.4)	(71.9)
Other income (expense), net	(40.9)	(13.6)
Income (loss) before income taxes	(7.4)	(296.1)
Income tax expense	(34.5)	(26.7)
Consolidated net income (loss)	$(41.9)	$(322.8)

Six months ended June 30, 2021 compared to six months ended June 30, 2020

Revenues

Revenues increased $186.1 million, or 34.2%, to $729.7 million for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, primarily reflecting a significant increase in revenues in our EL and GMF segments. EL segment revenues increased by $115.3 million, or 32.2%, to $473.1 million, while GMF segment revenues increased by $70.8 million, or 38.1%, to $256.6 million compared to the prior year period. With regards to product mix, chemistry revenues increased by $142.8 million, or 28.6%, to $642.3 million for the six months ended June 30, 2021, while equipment revenues of $87.3 million increased by $43.2 million, or 98.0%. Chemistry revenues for the six months ended June 30, 2021 were positively impacted by fluctuations in palladium prices, which increased revenues by $11.2 million compared to the six months ended June 30, 2020, and by a favorable exchange rate effect, which increased revenues by $38.3 million. Excluding the impact of these items, our chemistry revenues increased by $93.3 million, or 18.7%, for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. For additional information on the key factors driving the changes in our chemistry revenues within our segments, see “—Selected Segment Information” in this Item 2.

Cost of sales, excluding depreciation and amortization

Cost of sales, excluding depreciation and amortization, increased $111.5 million, or 46.2%, to $352.9 million for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, which corresponded to an increase in cost of sales as a percentage of revenues from 44.4% to 48.4% for the applicable years. This increase primarily reflected changes in palladium prices and higher freight and material expenses related to global supply chain disruptions, as well as product mix effects from higher equipment sales.

Depreciation and amortization

Depreciation and amortization decreased $272.2 million, or 75.5%, to $88.4 million for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. This decrease is primarily attributable to the GMF goodwill impairment recognized in the prior year period.

Selling, general, and administrative expenses

SG&A expenses increased $2.6 million, or 2.1%, to $129.6 million for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. This increase was largely attributable to a normalization of travel expenses in some markets, inflation and unfavorable exchange rate translation, partly offset by efficiency gains.

Research and development expenses

R&D expenses increased $1.9 million, or 8.1%, to $25.5 million for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. This increase was attributable to increased R&D activity in the second quarter of 2021.

Restructuring income (expenses)

Restructuring expenses decreased $2.3 million, or 131.4%, to an income of $0.5 million for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020, mainly related to the utilization of provisions in Germany in the second quarter of 2021.

Interest expense

Interest expense increased $28.5 million, or 39.6%, to $100.4 million for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. This increase was primarily attributable to the Refinancing and the Redemptions in the first quarter of 2021, which resulted in the de-recognition of capitalized financing costs in the amount of $54.7 million, partially offset by lower interest expenses in the second quarter of 2021 due to the decrease in our indebtedness as well as the lower interest rate after the refinancing activities in the first quarter of 2021.

Other income (expense), net

Other expense increased $27.3 million, or 200.4%, to $40.9 million for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. The increase resulted from the de-recognition of positive market values from bifurcated embedded derivatives in our debt instruments, as well as changes in fair value of our other derivatives in the amount of $45.5 million in connection with the repayment of debt, both of which were partially offset by an increase in profit on foreign transactions of $13.6 million largely related to the revaluation of intercompany loans and receivables, as well as from increased interest income of $5.2 million mainly relating to a tax litigation and from a $1.5 million earn-out liability revaluation, which was initially recognized in 2019.

Income tax expense

Income tax expense increased $7.8 million, or 29.3%, to $34.5 million for the six months ended June 30, 2021 as compared to the six months ended June 30, 2020. This increase resulted primarily from a higher taxable income which led to higher income tax expenses.

The following table was derived from our unaudited interim consolidated statements of comprehensive income/(loss) for the three months ended June 30, 2021 and 2020 included elsewhere in this report.

($ in millions)	Three months ended June 30, 2021	Three months ended June 30, 2020
EL Chemistry revenues	$197.9	$163.8
EL Equipment revenues	49.7	21.8
Total EL Segment revenues	247.5	185.7
GMF Chemistry revenues	127.4	74.3
GMF Equipment revenues	1.6	1.0
Total GMF Segment revenues	129.0	75.3
Revenues	376.6	260.9
Cost of sales, excluding depreciation and amortization	(185.9)	(121.7)
Depreciation and amortization	(43.8)	(319.2)
Selling, general, and administrative expenses	(61.3)	(59.4)
Research and development expenses	(13.2)	(11.2)
Restructuring income (expenses)	0.6	(1.7)
Operating profit/(loss)	72.9	(252.3)
Interest expense	(14.5)	(36.3)
Other income (expense), net	(4.1)	18.6
Income (loss) before income taxes	54.3	(269.9)
Income tax expense	(24.6)	(13.0)
Consolidated net income (loss)	$29.7	$(282.9)

Three months ended June 30, 2021 compared to three months ended June 30, 2020

Revenues

Revenues increased $115.6 million, or 44.3%, to $376.6 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020, primarily reflecting a significant increase in revenues in our EL and GMF segments. EL segment revenues increased by $61.8 million, or 33.3%, to $247.5 million, while GMF segment revenues increased by $53.8 million, or 71.5%, to $129.0 million compared to the prior year period. With regards to product mix, chemistry revenues increased by $87.2 million, or 36.6%, to $325.3 million for the three months ended June 30, 2021, while equipment revenues of $51.3 million increased by $28.4 million, or 124.6% compared to the prior year period. Chemistry revenues for the three months ended June 30, 2021 were positively impacted by fluctuations in palladium prices, which increased revenues by $7.4 million compared to the three months ended June 30, 2020, and a favorable exchange rate effect, which increased revenues by $21.5 million compared to the prior year period. Excluding the impact of these items, our chemistry revenues increased by $58.3 million, or 24.5%, for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020. For additional information on the key factors driving the changes in our chemistry revenues within our segments, see “—Selected Segment Information” in this Item 2.

Cost of sales, excluding depreciation and amortization

Cost of sales, excluding depreciation and amortization, increased $64.2 million, or 52.8%, to $185.9 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020, which corresponded to an increase in cost of sales as a percentage of revenues from 46.6% to 49.4% for the three months ended June 30, 2021 as compared to the prior year period. This increase primarily reflected changes in palladium prices and higher freight and material expenses related to global supply chain disruptions, as well as effects on product mix resulting from higher equipment sales.

Depreciation and amortization

Depreciation and amortization decreased $275.4 million, or 86.3%, to $43.8 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020. This decrease is primarily attributable to the GMF goodwill impairment recognized in the prior year period.

Selling, general, and administrative expenses

SG&A expenses increased $2.0 million, or 3.3%, to $61.3 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020. This increase was largely attributable to a normalization of travel expenses in some markets, inflation and unfavorable exchange rate translation, partly offset by efficiency gains.

Research and development expenses

R&D expenses increased $2.0 million, or 18.2%, to $13.2 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020. This increase was primarily attributable to increased R&D activity in the second quarter of 2021.

Restructuring income (expenses)

Restructuring expenses decreased $2.4 million, or 136.5%, to an income of $0.6 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020, mainly related to the utilization of provisions in Germany.

Interest expense

Interest expense decreased $21.8 million, or 60.0%, to $14.5 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020. This decrease related to the decreased interest expenses attributable to the Redemptions, as well as the lower interest rate after the refinancing activities in the first quarter of 2021.

Other income (expense), net

Other expense increased $22.7 million, or 122.1%, to $4.1 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020. This increase mainly resulted from changes in fair value of our other derivatives in the amount of $18.7 million in connection with the repayment of debt, a loss on foreign transactions of $2.0 million largely related to the revaluation of intercompany loans and receivables, as well as increased expense of $1.6 million related to the equity share programs.

Income tax expense

Income tax expense increased $11.7 million, or 89.9%, to $24.6 million for the three months ended June 30, 2021 as compared to the three months ended June 30, 2020. This increase primarily resulted from a higher taxable income, which led to higher income tax expenses.

Selected Segment Information

Six months ended June 30, 2021 compared to six months ended June 30, 2020

The following table presents revenues by segment and Segment Adjusted EBITDA for the six months ended June 30, 2021 and 2020:

($ in millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
EL
EL Chemistry revenues	$390.0	$318.6
EL Equipment revenues	83.1	39.2
EL Segment revenues	473.1	357.8
EL Segment Adjusted EBITDA(1)	160.6	117.2
EL Segment Adjusted EBITDA margin	33.9%	32.7%
GMF
GMF Chemistry revenues	$252.3	$180.9
GMF Equipment revenues	4.3	4.9
GMF Segment revenues	256.6	185.8
GMF Segment Adjusted EBITDA(1)	67.9	39.0
GMF Segment Adjusted EBITDA margin	26.5%	21.0%

(1)	For additional information regarding Segment Adjusted EBITDA, see note 10 to the unaudited interim condensed consolidated financial statements included elsewhere in this report.

Electronics Segment Revenues

EL revenues were $473.1 million for the six months ended June 30, 2021 compared to $357.8 million for the six months ended June 30, 2020, an increase of $115.3 million, or 32.2%. This increase reflects higher chemistry revenues, which increased $71.5 million, or 22.4%, and higher equipment revenues, which increased $43.8 million, or 111.7%. Chemistry revenues benefited from a strong demand to growth in 5G infrastructure buildout, advanced semiconductor packaging, 5G smartphone replacement cycles, and automotive electronics from improved end-market demand. Chemistry revenues were also favorably impacted by an increase in palladium prices of $9.4 million, which we pass through to our customers, and by a favorable currency translation effect of $24.6 million. Excluding these items, our chemistry revenues increased by $37.5 million, or 11.8%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, mainly reflecting continued demand for our EL chemistry. Equipment revenues reflected a substantial increase in orders, driven by the accelerated technology cycle and a more complex chip packaging technology.

Electronics Segment Adjusted EBITDA

EL Segment Adjusted EBITDA increased $43.4 million, or 37.0%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020, driven by higher chemistry volumes and the successful implementation of several cost savings initiatives. EL Segment Adjusted EBITDA margin increased from 32.7% in the six months ended June 30, 2020 to 33.9% during the six months ended June 30, 2021. This increase was primarily driven by significantly higher organic revenue and continued cost discipline, and partially offset by product mix.

General Metal Finishing Segment Revenues

GMF revenues were $256.6 million for the six months ended June 30, 2021 compared to $185.8 million for the six months ended June 30, 2020, an increase of $70.8 million, or 38.1%. This reflects an increase in chemistry revenues of $71.4 million, or 39.5%, partially offset by a decrease in equipment revenues of $0.6 million or 12.0%, and was primarily attributable to the recovery from the trough of the COVID-19 pandemic as well as improving global automotive markets, continued constructive sanitary markets, and growing interest in our sustainability-focused suite of solutions. The decline in equipment revenues was primarily driven by delayed capital investment decisions by our customers. Chemistry revenues were positively impacted by an increase in palladium prices of $1.8 million, and by favorable currency translation effects of $13.7 million. Excluding these items, our GMF chemistry revenues increased by $55.9 million, or 30.9%, for the six months ended June 30, 2021 compared to the six months ended June 30, 2020.

General Metal Finishing Segment Adjusted EBITDA

GMF Segment Adjusted EBITDA increased $28.9 million, or 74.3%, for the six months ended June 30, 2021 as compared to the prior year period, driven by rapidly improving global automotive markets and the recovery from the trough of the COVID-19 pandemic. Despite increasing freight expenses, GMF Segment Adjusted EBITDA margin increased from 21.0% for the six months ended June 30, 2020 to 26.5% for the six months ended June 30, 2021, benefitting from improved operating leverage and continued cost controls.

Three months ended June 30, 2021 compared to three months ended June 30, 2020

The following table presents revenues by segment and Segment Adjusted EBITDA for the three months ended June 30, 2021 and 2020:

($ in millions)	Three months ended June 30, 2021	Three months ended June 30, 2020
EL
EL Chemistry revenues	$197.9	$163.8
EL Equipment revenues	49.7	21.8
EL Segment revenues	247.5	185.7
EL Segment Adjusted EBITDA(1)	84.9	62.5
EL Segment Adjusted EBITDA margin	34.3%	33.6%
GMF
GMF Chemistry revenues	$127.4	$74.3
GMF Equipment revenues	1.6	1.0
GMF Segment revenues	129.0	75.3
GMF Segment Adjusted EBITDA(1)	33.2	9.8
GMF Segment Adjusted EBITDA margin	25.8%	13.1%

(1)	For additional information regarding Segment Adjusted EBITDA, see note 10 to the unaudited interim condensed consolidated financial statements included elsewhere in this report.

Electronics Segment Revenues

EL revenues were $247.5 million for the three months ended June 30, 2021, compared to $185.7 million for the three months ended June 30, 2020, an increase of $61.8 million, or 33.3%. This increase reflects higher chemistry revenues, which increased $34.0 million, or 20.8%, and higher equipment revenues, which increased $27.8 million, or 127.4%. Chemistry revenues benefited from a strong growth in 5G infrastructure buildout, advanced semiconductor packaging, 5G smartphone replacement cycles, and automotive electronics from improved end-market demand. Chemistry revenues were also favorably impacted by an increase in palladium prices of $6.8 million, which we pass through to our customers, and by a favorable currency translation effect of $13.1 million. Excluding these items, our chemistry revenues increased by $14.2 million, or 8.6%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020, mainly reflecting continued demand for our EL chemistry. Equipment revenues reflected the sustained increase in demand, driven by the accelerated technology cycle particularly for advanced semiconductor packaging.

Electronics Segment Adjusted EBITDA

EL Segment Adjusted EBITDA increased $22.1 million, or 35.4%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020, driven by higher chemistry volumes and cost discipline. EL Segment Adjusted EBITDA margin increased from 33.6% in the three months ended June 30, 2020 to 33.8% during the three months ended June 30, 2021. This increase was primarily driven by significantly higher organic revenue, partially offset by a product-mix effect.

General Metal Finishing Segment Revenues

GMF revenues were $129.0 million for the three months ended June 30, 2021 compared to $75.3 million for the three months ended June 30, 2020, an increase of $53.8 million, or 71.5%. This reflects an increase in chemistry revenues of $53.2 million, or 71.6% and an increase in equipment revenues of $0.6 million or 61.9%, and was primarily attributable to the annualization of the quarter most impacted by COVID-19, as well as improving global automotive markets and constructive sanitary markets. Chemistry revenues were positively impacted by an increase in palladium prices of $0.6 million, and by favorable currency translation effects of $8.4 million. Excluding these items, our GMF chemistry revenues increased by $44.2 million, or 59.4%, for the three months ended June 30, 2021 compared to the three months ended June 30, 2020.

General Metal Finishing Segment Adjusted EBITDA

GMF Segment Adjusted EBITDA increased $23.4 million, or 237.8%, for the three months ended June 30, 2021 as compared to the prior year period, driven by operating leverage on higher volumes, offset by higher freight costs as a result of supply chain disruptions. GMF Segment Adjusted EBITDA margin increased from 13.1% for the three months ended June 30, 2020, to 25.8% for the three months ended June 30, 2021, benefitting from improved operating leverage and continued cost controls.

Non-IFRS Measures

To supplement our financial information presented in accordance with International Financial Reporting Standards (“IFRS”), we use the following additional non-IFRS financial measures to clarify and enhance our understanding of past performance: EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin. We believe that the presentation of these financial measures enhances an investor’s understanding of our financial performance and allows investors to better assess our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business and including certain items that reflect current and future operating performance. We use certain of these financial measures for business planning purposes and for measuring our performance relative to that of our competitors. We utilize Adjusted EBITDA as the primary measure of consolidated financial performance.

EBITDA consists of consolidated net income (loss) before interest expense, net, income taxes, and depreciation and amortization. Adjusted EBITDA consists of EBITDA adjusted for (i) non-operating income or expense and (ii) the impact of certain non-cash or other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance.

We believe these financial measures are commonly used by investors to evaluate our performance and that of our competitors. However, our use of the terms EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin may vary from that of others in our industry. These financial measures should not be considered as alternatives to operating profit, operating profit margin, consolidated net income (loss), earnings per share, or any other performance measures derived in accordance with IFRS as measures of operating performance.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. Some of these limitations are that EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin:

•	do not reflect the significant interest expense on our debt, including the old senior secured credit facilities, the Opco Notes, the Holdco Notes and the Senior Secured Credit Facilities;

•	eliminate the impact of income taxes on our results of operations;

•

exclude depreciation and amortization, which are non-cash charges, and assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin do not reflect any expenditures for such replacements; and

•	may be calculated differently by other companies, which limits their usefulness as comparative measures.

We compensate for these limitations by using EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin along with other comparative tools, together with IFRS measurements, to assist in the evaluation of operating performance. Such IFRS measurements include operating profit, operating profit margin, net income (loss), earnings per share, and other performance measures.

In evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin should also not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

The following table reconciles consolidated net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

($ in millions)	Six months ended June 30, 2020	Six months ended June 30, 2021	Three months ended June 30, 2020	Three months ended June 30, 2021
Consolidated net income (loss)	$(322.8)	$(41.9)	$(282.9)	$29.7
Interest expense, net	71.3	94.6	36.0	14.2
Income taxes	26.7	34.5	13.0	24.6
Depreciation and amortization (excluding impairment charges)	81.3	89.2	40.1	44.1

EBITDA	(143.5)	176.4	(193.9)	112.6
Non-cash adjustments(a)	290.1	56.3	257.2	(1.4)
Foreign exchange loss, net(b)	2.4	(11.0)	3.1	5.3
Restructuring(c)	1.7	(0.5)	1.7	(0.6)
Transaction related costs(d)	2.1	6.0	1.6	1.5
Management fee(e)	1.8	0.9	1.2	0.5
COVID-19 Adjustment(f)	1.5	0.4	1.3	0.3

Adjusted EBITDA	$156.1	$228.4	$72.3	$118.1

(a)

Eliminates the non-cash impact of (1) share-based compensation, (2) losses on the sale of fixed assets, (3) impairment charges and (4) mark-to-market adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions as well as the de-recognition of bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes, and (5) valuation adjustments from the revaluation of the earn-out liability initially recognized in 2019. The dollar value of these non-cash adjustments for each period presented above is set forth below:

($ in millions)	Six months ended June 30, 2020	Six months ended June 30, 2021	Three months ended June 30, 2020	Three months ended June 30, 2021
Share-based compensation	$0.2	$1.9	$0.1	$1.7
Losses on the sale of fixed assets	0.2	0.6	0.0	0.4
Impairment charges	279.3	(0.8)	279.1	(0.3)
Mark-to-market adjustments	10.5	56.0	(22.0)	(3.3)
Valuation adjustment	—	(1.5)	—	—

Non-cash adjustments	$290.1	$56.3	$257.2	$(1.4)

(b)	Eliminates net foreign currency transactional gains and losses on balance sheet items.
(c)	Eliminates charges resulting from restructuring activities principally from the Company’s cost reduction efforts.

(d)

Reflects an adjustment to eliminate (1) IPO-related costs linked to the existing equity and (2) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives.

(e)

Reflects an adjustment to eliminate fees paid to Carlyle. For a description of the consulting agreement with Carlyle, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” in our Annual Report on Form 20-F.

(f)	Eliminates charges in connection with masks, sanitizers, and other COVID-19 related expenses at certain plant and office locations.

B. Liquidity and Capital Resources

Our liquidity requirements are principally related to funding our operating expenses, making interest payments under our indebtedness, meeting working capital requirements, and funding capital expenditures. Our capital expenditures during the six months ended June 30, 2021 and 2020 were $22.1 million and $22.7 million, respectively.

We anticipate that the cash flows from operations, cash on hand, and availability under the Revolving Credit Facility, and our local lines of credit will be sufficient to fund our liquidity requirements. We may also pursue strategic acquisition opportunities, which may impact our future cash requirements and require additional issuances or incurrences of debt. From time to time, we may establish new local lines of credit or utilize existing local lines of credit. We will manage our global cash balances by utilizing available cash management strategies, which may include intercompany agreements, permitted dividends, and hedging. However, our ability to fund our liquidity requirements will depend on our ability to generate and access cash in the future. This is subject to general economic, financial, contractual, competitive, legislative, regulatory, and other factors, some of which are beyond our control, as well as the factors described in Item 3.D. “Risk Factors” in our Annual Report on Form 20-F and in our other filings with the SEC, including our ability to access cash generated in China as described in Item 3.D. “Risk Factors—Risks Related to our Business—The Chinese government’s control of currency conversion and expatriation of funds may affect our liquidity” in our Annual Report on Form 20-F.

We or our affiliates, may from time to time seek to purchase, repurchase, redeem or otherwise retire our loans through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions, tender offers or otherwise. Such purchases, repurchases, redemptions, exchanges or retirements, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material.

Historical Cash Flows

The following table summarizes our primary sources and uses of cash for the periods indicated:

($ in millions)	Six months ended June 30, 2021	Six months ended June 30, 2020
Net cash provided by (used in):
Operating activities	$36.8	$8.8
Investing activities	$(18.8)	$(22.4)
Financing activities	$(81.3)	$73.9

Six months ended June 30, 2021 compared to six months ended June 30, 2020

Operating activities

Net cash provided by operating activities was $36.8 million for the six months ended June 30, 2021 compared to $8.8 million for the six months ended June 30, 2020, an increase of $27.9 million. This increase is primarily the result of the increased business activities in the second quarter of 2021.

Investing activities

Net cash used in investing activities was $18.8 million for the six months ended June 30, 2021 compared to $22.4 million for the six months ended June 30, 2020, a decrease of $3.7 million, primarily attributable to proceeds from disposals recognized during the six months ended June 30, 2021.

Financing activities

Net cash used in financing activities was $81.3 million for the six months ended June 30, 2021 compared to net cash provided by financing activities of $73.9 million for the six months ended June 30, 2020, a decrease of $155.2 million. This change was primarily due to the issuance of common shares in connection with our IPO, the repayment of our old term loan facilities and the issuance of new borrowings as part of the Refinancing.

Debt Agreements

Our liquidity requirements are significantly impacted by the cash expense associated with servicing our indebtedness. As of June 30, 2021, our aggregate principal amount of indebtedness outstanding was $1,591.7 million (including $4.0 million of local lines of credit and excluding short term and long term deferred financing costs of $19.7 million and $74.8 million of lease liabilities). The following table details our borrowings outstanding as of June 30, 2021 and the associated interest expense, including amortization of debt issuance costs and debt discounts, and average effective interest rates for such borrowings for the six months ended June 30, 2021:

($ in millions)	Principal balance as of June 30, 2021	Average interest rate, for the three months ended June 30, 2021	Interest expense for the three months ended June 30, 2021
USD Term Loan Facility	$1,350.0	3.0%	$12.3
EUR Term Loan Facility(1)	$237.7	2.75%	$1.9

(1)	Reflects currency exchange rate in effect at period end.

Senior Secured Credit Facilities

Following the Refinancing, our Senior Secured Credit Facilities consist of our USD Term Loan Facility, our EUR Term Loan Facility, and our Revolving Credit Facility. Our Revolving Credit Facility provides revolving loans and letters of credit pursuant to commitments in an aggregate principal amount of $250.0 million, with borrowing capacity of $232.5 million as of June 30, 2021, after giving effect to $17.5 million of ancillary facilities for local lines of credit and guarantee obligations.

The Revolving Credit Facility matures in March 2026 and the Term Loan Facilities mature in March 2028. The USD Term Loan Facility amortizes in quarterly installments of 0.25% starting with the fiscal quarter ending September 30, 2021 until maturity, whereby the final installment of the USD Term Loan Facility will be paid on the maturity date in an amount equal to the aggregate unpaid principal amount. The EUR Term Loan Facility does not amortize and will be paid in full on the maturity date.

Borrowings under the USD Term Loan Facility (the “USD Term Loans”) bear interest at a rate equal to, at our option, either: 1.50% plus a base rate determined by reference to the higher of the prime lending rate quoted by the administrative agent, the LIBOR rate for an interest period of one month plus 1.00% and the federal funds rate plus 0.50%; or 2.50% plus a LIBOR rate on deposits in U.S. dollars for one-, two-, three- or six-month periods (or twelve-month or shorter periods if, at the time of the borrowing, available from all relevant lenders). The LIBOR rate USD Term Loans (as defined in the Credit Agreement) are subject to a 0.50% floor and the base rate USD Term Loans are subject to a 0.00% floor.

Borrowings under the EUR Term Loan Facility (the “EUR Term Loans”) bear interest at a rate equal to, at our option, either: 1.75% plus a base rate determined by reference to the higher of the prime lending rate quoted by the administrative agent, the EURIBOR rate for an interest period of one month plus 1.00% and the federal funds rate plus 0.50%; or 2.75% plus a EURIBOR rate on deposits in U.S. dollars for one-, two-, three- or six-month periods (or twelve-month or shorter periods if, at the time of the borrowing, available from all relevant lenders). The EURIBOR rate is subject to a 0.00% floor and the base rate is subject to a 0.00% floor. When the first lien net leverage ratio is equal to or less than 3.40x, the applicable margin on the EUR Term Loan may be reduced to 1.50% for base rate loans and 2.50% for EURIBOR rate loans.

When the first lien net leverage ratio is above 3.40x, the applicable margin on the Revolving Credit Facility is 1.00% for base rate loans and 2.00% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 3.40x and above 2.90x, the applicable margin on the Revolving Credit Facility is 0.75% for base rate loans and 1.75% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 2.90x and above 2.40x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.50% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 2.40x and above 1.90x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.25% for LIBOR rate loans. When the first lien net leverage ratio is equal to or below 1.90x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.00% for LIBOR rate loans. As of the date hereof, the applicable margin for the Revolving Credit Facility is 1.00% for base rate loans and 2.00% for LIBOR rate loans. The LIBOR rate borrowings under the Revolving Credit Facility are subject to a 0.00% floor and the base rate borrowings under the Revolving Credit Facility are also subject to a 0.00% floor. We will also pay the lenders a commitment fee on the unused commitments under the Revolving Credit Facility, which will be payable quarterly in arrears. The commitment fee is subject to change depending on our first lien net leverage ratio. As of June 30, 2021, the commitment fee is 0.375%.

Letters of credit issued under our Revolving Credit Facility are subject to a $75.0 million sublimit. We may use future borrowings under our Revolving Credit Facility to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments. Our ability to draw under our Revolving Credit Facility or issue letters of credit thereunder will be conditioned upon, among other things (including the covenants governing our other indebtedness), delivery of required notices, accuracy of the representations and warranties contained in the credit agreement governing our senior secured credit facilities and the absence of any default or event of default under our Senior Secured Credit Facilities, subject to certain exceptions.

Local Lines of Credit

We have a local line of credit in India and, from time to time, may have lines of credit in other jurisdictions. As of June 30, 2021, we had INR 300.0 million ($4.0 million) outstanding under the local line of credit in India, which in total represents our current bank debt.

C. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements entered into in the ordinary course of business.

D. Critical Accounting Policies and Estimates

We describe our significant accounting policies in note 2.1.33, “Summary of Significant Accounting Policies,” to our unaudited interim condensed consolidated financial statements included elsewhere in this report. The preparation of our unaudited interim condensed consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in many instances, the reported amounts of revenue and expenses during the applicable reporting period. A change in estimates and assumptions could have a material impact on our results. An accounting policy is deemed to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, if different estimates reasonably could have been used, or if changes in the estimate that are reasonably possible could materially impact the audited financial statements.

There have been no material changes to our critical accounting policies and estimates as compared to the critical accounting policies and estimates described in our Annual Report on Form 20-F.

Item 3. Quantitative and Qualitative Disclosure about Market Risk

Our business and financial results are affected by fluctuations in world financial markets, including interest rates and foreign currency exchange rates. We may in the future utilize derivative financial instruments (including LIBOR swap or cap arrangements), among other methods, to hedge some of these exposures. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

We are subject to the risk that the fair value of future cash flows will fluctuate as a result of changes in prevailing market conditions. As of June 30, 2021, our aggregate principal amount of indebtedness outstanding was $1,591.7 million (including $4.0 million of local lines of credit and excluding short-term and long-term deferred financing costs of $19.7 million and $74.8 million of lease liabilities), of which none bore interest at a fixed rate. In connection with the Redemptions, on February 10, 2021, we incurred $100.0 million of indebtedness under our old revolving credit facility, which was refinanced in connection with the Refinancing.

Additionally, we may, from time to time, engage in interest rate hedging transactions to manage our interest rate exposure. For example, on March 27, 2020, we entered into an interest rate cap derivative instrument to manage exposure related to the movement in interest rates. The derivative is designated as a cash flow hedge and was entered into with the intention of reducing the risk associated with the variable interest rates on our indebtedness. We do not use derivative financial instruments for speculative trading purposes.

An increase in interest rates of 100 basis points would result in additional interest expense in the amount of $2.4 million per quarter.

Foreign Currency Exchange Rate Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates relative to the U.S. dollar, the currency in which we prepare our financial statements. This is because when we generate revenues and cash flows in a currency other than the U.S. dollar, these amounts must be translated into U.S. dollars for purposes of preparing our financial statements. Accordingly, our reported financial results will generally benefit when the U.S. dollar is weak relative to other currencies and will generally be adversely affected when the U.S. dollar is strong relative to other currencies. Because the majority of our non-U.S. dollar revenues are denominated in Euros and RMB, we are particularly impacted by changes in the price of these currencies relative to the U.S. dollar. For the six months ended June 30, 2021, approximately 19%, 36%, and 39% of our revenues were denominated in Euros, RMB and other non-U.S. dollar currencies, respectively.

In addition to this translational risk, we are subject to foreign currency transaction risk when we or any of our subsidiaries enter into transactions denominated in currencies other than the functional currency of the applicable entity. Specifically, we and our subsidiaries face the risk of adverse movements in the price of the applicable foreign currency relative to the applicable functional currency between the time a transaction is originally entered into and the time that it is settled.

To mitigate our foreign currency translational risk, we may from time to time engage in translation exposure hedging. To mitigate our foreign transaction risk, we generally try to have our subsidiaries transact in their respective functional currencies and may from time to time enter into hedging arrangements. However, we do not manage our foreign currency exposure in a manner that eliminates all the effects of changes in foreign currency exchange rates on our revenues, cash flows, or the fair values of our assets and liabilities and as a result, changes in foreign currency exchanges rates may adversely affect us.

Commodity Price Risk

We currently have effective contractual arrangements with nearly all of our customers for passing through changes in the cost of palladium to them. Should these arrangements no longer be in place or effective in the future, we may need to hedge these costs and our results could be adversely affected.

Item 4. Certain Relationships and Related Party Transactions

There have been no material changes to our related party transaction or related policies as compared to those described in Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” in our Annual Report on Form 20-F.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth, and cash flows.

Item 1A. Risk Factors

Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F includes a discussion of our risk factors. There have been no material changes to our risk factors since those reported in our Annual Report on Form 20-F.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

MKS Acquisition

As previously disclosed in greater detail in the Reports of Foreign Private Issuer on Form 6-K, each filed on July 1, 2021, we entered into a definitive agreement (the “Implementation Agreement”) with MKS Instruments, Inc., a Massachusetts corporation (“MKS”), providing for, subject to the terms and conditions of the Implementation Agreement, our acquisition by MKS, which is expected to be implemented by means of a scheme of arrangement under the laws of Jersey.

Financial and Operating Results for the Second Quarter Ended June 30, 2021

On August 11, 2021, we issued a press release announcing our financial and operating results for the second quarter ended June 30, 2021. A copy of the press release and accompanying earnings presentation are furnished as Exhibits 99.1 and 99.2 hereto.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated August 11, 2021, issued by Atotech Limited.

99.2	Atotech Limited Earnings Presentation, dated August 11, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atotech Limited

By:	/s/ Peter Frauenknecht
Name:	Peter Frauenknecht
Title:	Chief Financial Officer

Date: August 11, 2021

***